

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 20, 2008

Via U.S. Mail

Mr. William M. Iacona
Chief Financial Officer
Somanetics Corporation
1653 East Maple Road
Troy, MI   48083-4208

> **Re: Somanetics Corporation**
> **Form 10-K for the fiscal year ended November 30, 2007**
> **Filed February 6, 2008**
> **File No. 0-19095**

Dear Mr. Iacona:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief